UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Completion of Changes in Control of Registrant

On June 25, 2025 (the “Closing Date”), Gaderway Investments Limited (“Gaderway”), the previous controlling shareholder of mF International Limited (the “Company”), closed on the sale of the 9,046,892 Class B ordinary shares of the Company it held (the “Shares”) pursuant to that certain share purchase agreement, dated May 22, 2025 (the “Share Purchase Agreement”), by and between Gaderway and Fire Lucky Investment Co., Ltd., a Cayman Islands company (the “Investor”). On or prior to the Closing Date, the closing conditions as set forth in the Share Purchase Agreement were satisfied or otherwise waived by the parties thereto. In exchange, the Investor paid Gaderway USD7,800,000 in cash. As of the date hereof, Gaderway has transferred the Shares to the Investor and the Investor has become the holder of the Shares representing approximately 97.73% of the aggregate voting power of the outstanding ordinary shares of the Company, and, as a consequence of the foregoing, the Investor is able to unilaterally control the election of the Company’s board of directors on all matters upon which shareholder approval is required, and, ultimately, the direction of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: June 25, 2025	By:	/s/ Haoyu Wang
	Name:	Haoyu Wang
	Title:	Chief Executive Officer and Executive Director